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July 23, 2019 By EDGAR United States Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Attn: John Ganley, Esq.	William J. Tuttle Partner d +1.202.416.6860 f +1.202.416.6899 WTuttle@proskauer.com www.proskauer.com

Re:	Gladstone Investment Corporation

Registration Statement on Form N-2, File No. 333-232124

Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2019, File No. 814-00704

Ladies and Gentlemen,

On behalf of Gladstone Investment Corporation, a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form N-2, File No. 333-232124 (the “Registration Statement”), and Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2019, File No. 814-00704 (the “2019 Form 10-K”), in a telephone conversation on July 12, 2019 between John Ganley of the Staff and William J. Tuttle and Tyler J. Stahl of Proskauer Rose LLP, outside counsel to the Company. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Registration Statement or 2019 Form 10-K, as applicable.

1.

The Staff notes that the Company received a Notice of Adjustment from the Office of Financial Management in connection with the Registration Statement. Please pay the appropriate filing fee balance and explain the Company’s calculation of the filing fee.

Response:

The Company acknowledges receipt of the Notice of Adjustment and advises the Staff that the Company intends to calculate the appropriate registration fee as follows. In light of the Notice of Adjustment, the Company intends to calculate the fee payable under the Registration Statement in accordance with Rule 415(a)(6) under the Securities Act instead of Rule 457(p) under the Securities Act as previously indicated. Pursuant to Rule 415(a)(6), the Registration Statement includes $225,250,000 of unsold securities (the “Unsold Securities”) from the Company’s previous Registration Statement on Form N-2 (File No. 333-225447) originally filed with the

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John Ganley, Esq.

July 23, 2019

Commission on June 5, 2018 and declared effective on July 13, 2018 (the “2018 Registration Statement”). A filing fee of $28,043.63 was paid in connection with the Unsold Securities and will continue to be applied to the Unsold Securities, resulting in a registration fee of $9,059.70 in connection with the Registration Statement. Pursuant to Rule 415(a)(6), the offering of the Unsold Securities registered under the 2018 Registration Statement will be deemed terminated as of the effective date of the Registration Statement. On or prior to the date hereof, the Company has paid the additional fee owed after taking into account the above calculation of the net fee payable and the Company’s account balance.

2.

The Staff notes the Company’s cross-reference on page 16 of the Registration Statement to the risk factors included in the prospectus that forms a part of the Registration Statement. In any prospectus filed under Rule 424 or 497 under the Securities Act at the time of any offering under the Registration Statement, please revise this cross-reference to refer to the risk factors contained in the Company’s most recent Annual Report on Form 10-K.

Response:

In any prospectus filed under Rule 424 or 497 under the Securities Act at the time of any offering under the Registration Statement, the Company will revise the above-referenced cross-reference to refer to the risk factors contained in the Company’s most recent Annual Report on Form 10-K.

3.

The Staff notes the Company’s disclosure on page 5 of the Registration Statement regarding the exclusion from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of forward-looking statements contained or incorporated by reference in the prospectus that is a part of the Registration Statement or any accompanying prospectus supplement. In future Annual Reports on Form 10-K, please include comparable disclosure.

Response:

As requested, in future Annual Reports on Form 10-K, the Company will include the requested disclosure regarding the safe harbor exclusion for forward-looking statements.

* * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.416.6860 (or by email at wtuttle@proskauer.com) or Erin Lett by telephone at 202.416.6829 (or by email at elett@proskauer.com). Thank you for your cooperation and attention to this matter.

John Ganley, Esq.

July 23, 2019

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Julia Ryan, Gladstone Investment Corporation

Nicole Schaltenbrand, Gladstone Investment Corporation

Michael LiCalsi, The Gladstone Companies

Erich Hellmold, The Gladstone Companies

Erin Lett, Proskauer Rose LLP